

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 9, 2009

Via Fax & U.S. Mail

Ms. Ashley Andersen Zantop
Trudy Corporation, Chief Executive Officer
353 Main Avenue
Norwalk, Connecticut 06851

> **Re:** **Trudy Corporation**
> **Form 10-KSB for the year ended March 31, 2008**
> **File No. 000-16056**

Dear Ms. Andersen Zantop:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-KSB for the year ended March 31, 2008
Management's Discussion and Analysis
Results of Operations, page 10

1. Please revise your disclosure to provide a reconciliation showing how your tables of net sales increases and decreases by sales channel reconciles to total net sales shown on the statement of operations on page 20. This relationship is not apparent from your current disclosure. Alternatively, please explain why you believe such a reconciliation to be unnecessary.

Liquidity and Capital Resources, page 15

2. This discussion should be significantly expanded to disclose the fact that your accountants have included a going concern modification in their audit opinion, and to fully and clearly explain the reasons for, and implications of, that opinion. Your discussion should quantify and describe the funds necessary to maintain current operations, complete projects underway and achieve stated objectives and plans. You should also address the resources available to satisfy your cash requirements. If you plan to rely upon external financing, indicate the nature of the financing and disclose your assessment of whether, and on what terms, this financing will continue to be available. If significant, please address the difficulties involved in assessing the effect of the amount and timing of uncertain events on cash requirements and liquidity. In addition, please clearly state the outcome to the company if you are ultimately unable to continue to raise capital and/or to generate positive net income from operations. Please update these disclosures on a quarterly basis in future interim filings.

Balance Sheet, page 19

3. In accordance with the guidance in Rule 8-02 of Regulation S-X and the Smaller Company Reporting Release (No. 33-8876) that became effective on February 4, 2008, an audited balance sheet is now required as of the end of each of the most recent two fiscal years. Please amend your Form 10-KSB to also furnish an audited balance sheet as of the prior fiscal year (March 31, 2007) with appropriate revision in the auditor's report for the inclusion of this additional audited balance sheet.

Note 1 – Inventories, page 23

4. As inventories is a highly material asset and you have previously incurred significant provisions for slow-moving and unsaleable items and currently provide a material reserve for obsolescence in determining the carrying value of this asset, please provide additional disclosure in your accounting policy that details how you determine market value, including any reserves, in properly valuing inventories at each balance sheet date. This disclosure should describe any critical assumptions or estimates in your valuation methodology and also

provide the amount and reasons for material changes that are recognized in the valuation reserve from period to period. Please revise accordingly.

Note 1 – Pre-Publication Costs, page 24

5. Please disclose the specific estimated useful live (or range thereof) used for amortizing these costs. In addition, we note that the amount of investing costs, amortization and other adjustments through this pre-publication cost asset account appears material on a year-by-year basis. As such, in the notes we suggest that you also include a tabular reconciliation of the changes in this account by presenting the beginning of the period balance, additions, reductions (amortization and adjustments.) and ending period balance with disclosure of the reasons for material changes that occur in this account.

Note 2 – Acquisition – Music for Little People, page 27

6. It is unclear from your disclosure whether the company considered this acquisition of Music for Little People ("MFLP") from Musical Kidz LLC as a business. In this regard, the staff has also reviewed the Form 8-K dated March 14, 2008 and its attached exhibit 99.12 (Asset Purchase Agreement) filed in connection with this acquisition. In determining whether an acquisition of a business has occurred for SEC reporting purposes, please refer to the guidance in Article 11-01(d) of Regulation S-X. From all the items described in Section 1.1 (Transferred Assets) in the Asset Purchase Agreement, the outsourced fulfillment center and employees added to your operations from this acquisition, the continuing revenue-producing activities generated from the components acquired from MFLP as well as your disclosure as this being a direct-to-consumer and school and library business, we believe that this transaction resulted in the acquisition of a business considering the guidance as stated above. Therefore, with the acquisition of a business, please consider whether financial statements of the acquired MFLP business should be filed in accordance with the requirements of Rule 8-04(b) of Regulation S-X.

7. With respect to the income test from Rule 8-04(b)(3) of Regulation S-X, we note that the company incurred a net loss of $16,771 in its most recently completed fiscal year (3/31/07) before the March 7, 2008 date of acquisition. If the acquired MFLP business generated net income or loss in excess of $3,354 (20% significance level) or $6,708 (40% significance level) for its most recently completed fiscal year before the date of acquisition, financial statements are required for MFLP's most recent one or two fiscal years and interim periods, respectively, as provided in Rule 8-04(c)(1) of Regulation S-X. Based on the amount of net profit as used in Exhibit A (Earn-Out Provisions) in the Asset Purchase Agreement, it appears that two years of audited financial statements may be required for this acquired MFLP business. As this acquisition occurred just prior to your March 31, 2008 fiscal year end, the company can provide audited

MFLP financial statements for the two years ended March 31, 2008 to satisfy its financial statement requirement. In the event that the company believes that this MFLP business acquisition did not meet the significance level to require financial statements, please provide us with your detailed computations of the significance tests under the guidance of Rule 8-04(b) of Regulation S-X. In an amended Form 8-K, the filing of historical MFLP financial statements will also require pro forma financial statements as specified in Rule 8-05 of Regulation S-X. With respect to pro forma statement of operations, you can provide this information for the fiscal year ended March 31, 2008 giving effect to the acquisition as if it occurred at the beginning of the fiscal year. Please advise and furnish an amended Form 8-K with any required financial statement information as necessary.

8. Please also note that any acquisitions in the future that contain contingent consideration (i.e. earn-out provisions) as provided in this acquisition, the investment test in determining the significance of the acquisition under Rule 8-04(b) (1) of Regulation S-X should also include the actual (or estimated) amount of contingent consideration as part of the total investment in the required business unless the likelihood of its payment is remote.

9. With respect to this acquisition, we note from Exhibit 99.12 (Asset Purchase Agreement) contained in the March 14, 2008 Form 8-K that you executed a three-year employment agreement and a non-compete agreement with Leib Ostrow, the controlling member of the Seller. In accounting for this acquisition, please tell us your consideration in allocating specific purchase price for these marketing-related and contract-based intangible assets in accordance with the guidance in paragraphs A14.a(6) and A14.d(9) in Appendix A of SFAS 141.

10. In addition, we believe that the notes in the financial statements for this acquisition should be significantly expanded to disclose the following information:

- The three-year earn-out provision arrangement including a discussion of the nature, terms and the accounting treatment for amounts that may be paid on this arrangement.   In addition, the notes should contain any actual payments made in each of the fiscal years;
- The specific amortization period used for the various intangible assets acquired in the acquisition; and
- The nature and terms of the employment and non-compete agreements executed with the controlling member of the seller in this acquisition, including whether you allocated any specific purchase price to these intangible assets.

Please advise and revise, accordingly.

<u>Item 8(a). Controls and Procedures</u>
<u>(a) Disclosure Controls and Procedures, page 33</u>

11. We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective "except as noted above." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

12. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

<u>(b) Management's Report on Internal Control Over Financial Reporting, page 34</u>

13. We note your conclusion that internal controls over financial reporting are "generally effective" except for the weaknesses identified. It is therefore unclear whether you have reached a conclusion that internal controls over financial reporting are effective or not effective. Please revise your conclusion to either state that internal controls over financial reporting are unconditionally effective, or that they are not effective due to the material weaknesses identified. Reference is made to comment 11 above, which identified a similar issue with your conclusion on disclosure controls and procedures.

Form 10-Q for the quarter ended Sept. 30, 2008
Balance Sheet, page 3

14. Please be advised that Rule 8-03 of Regulation S-X requires that your filing contain the balance sheet as of the preceding fiscal year in addition to the balance sheet as of the end of the most recent fiscal quarter. You should ensure that all future interim filings contain this comparative information.

Management's Discussion and Analysis
Impact of New Accounting Pronouncements, page 21

15. Please ensure that your disclosures are updated to include the impact of any new pronouncements after the effective date. For example, you state that FIN 48 was effective for you in April 2007, but have not updated your disclosure to discuss whether there was a material impact on the company.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief